                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

              NORTH AMERICAN GAMING AND ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  656863 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      RONALD D. BLAYLOCK, 13150 COIT ROAD, SUITE 125, DALLAS, TEXAS 75240
       WITH A COPY TO: MIKE PARSONS, ESQ., GLAST, PHILLIPS & MURRAY, P.C.
         13355 NOEL ROAD, 2200 ONE GALLERIA TOWER, DALLAS, TEXAS  74240
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 APRIL 24, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_]


Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 656863 10 7                                    PAGE 2 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        International Tours, Inc.               ID #73-1320523
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Oklahoma
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            11,934,106
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            11,934,106
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        11,934,106
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        42.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 656863 10 7                                    PAGE 3 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        I.T. Financial Corporation              ID# 48-0769428
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Oklahoma
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            192,326
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               11,934,106
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            192,326
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            11,934,106
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        11,126,432
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        43.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 656863 10 7                                    PAGE 4 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hawes Partners          ID#73-1528544
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Oklahoma
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               12,126,432
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            12,126,432
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        12,126,432
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        43.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 656863 10 7                                    PAGE 5 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edwin Hugh Hawes II             ID# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            2,334
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               12,126,432
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            2,334
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            12,126,432
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        12,128,766
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        43.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 656863 10 7                                    PAGE 6 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        A. Keith Weber          ID# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            93,729
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               12,126,432
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            93,729
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            12,126,432
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        12,220,161
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        43.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 656863 10 7                                    PAGE 7 OF 12 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ronald D. Blaylock              ID# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            5,834
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               12,126,432
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            5,834
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            12,126,432
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        12,132,266
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        43.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        IN
------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER.

     Common stock, par value $.01 per share (the "Common Stock"), of North American Gaming and Entertainment Corporation (the "Issuer"), 13150 Coit Road, Suite 125, Dallas, Texas 75240.

ITEM 2.        IDENTIFY AND BACKGROUND.

     (a) No change.

     (b) The principal business address of the entities, and the residence address of the natural persons, listed in (a), above, are as follows:

         (i)   International Tours - 13150 Coit Road, Suite 125
                                     Dallas, Texas 75240
         (ii)  ITFC -                13150 Coit Road, Suite 125
                                     Dallas, Texas 75240
         (iii) Partners -            Shangri-La Vista Tower, Route 3
                                     Afton, Oklahoma 74331
         (iv)  No change.
         (v)   No change.
         (vi)  Blaylock -            13150 Coit Road, Suite 125
                                     Dallas, Texas 75240
     (c)  No change.

     (d)  No change.

     (e)  No change.

     (f)  No change.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS, OR OTHER CONSIDERATION.

     Effective April 24, 1998, International Tours transferred 1,000,000 shares of Common Stock to an officer of International Tours for consideration of $0.025 per share. Such officer disclaims beneficial ownership of any of the shares owned of record or beneficially by International Tours or any of the other reporting persons, and International Tours and the other reporting persons disclaim beneficial ownership of such shares transferred to such officer. As a result of such transfer, International Tours owns approximately 42.5% of the voting stock (Common Stock and Series B Preferred Stock combined as one class, but exclusive of 1,287,000 shares of Class A Preferred Stock) of the Issuer. Otherwise, there is no change to this Item 3.

ITEM 4.        PURPOSE OF TRANSACTION.

     No change.

ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.

     (a) International Tours owns of record and beneficially the 8,838,106 shares of Common Stock and 3,096,000 shares of Series B Preferred Stock issued by the Issuer in connection with the Acquisition. For purposes of this Schedule 13D, the Series B Preferred Stock is treated the same as Common Stock and is deemed to be outstanding Common Stock for purposes of computing percentages and other information provided herein. ITFC beneficially owns approximately 49.38% of the outstanding shares of International Tours and Partners beneficially owns approximately 48.14% of the outstanding shares of International Tours.
Moreover, Partners beneficially owns approximately 65% of the outstanding shares of ITFC. Each of Hawes, Weber and Blaylock own one-third of Partners. Consequently, the 11,934,106 shares of Common Stock and Series B Preferred Stock owned of record and beneficially by International Tours may also be deemed to be beneficially owned by each of ITFC, Partners, Hawes, Weber and Blaylock.

     In addition to the 11,934,106 shares of Common Stock and Series B Preferred Stock owned of record by International Tours and which may be deemed to be beneficially owned by ITFC, ITFC owns of record and beneficially 192,326 shares of Common Stock, resulting in total beneficial ownership of 12,126,432 shares of the Issuer. These shares may be deemed to be beneficially owned by each of Partners, Hawes, Weber and Blaylock.

     Partners does not directly own any shares of the Issuer.

     In addition to the 12,126,432 shares of Common Stock and Series B Preferred Stock which may be deemed to be beneficially owned by Hawes through his one-third partner interest in Partners, Hawes owns of record and beneficially 2,334 shares of Common Stock.

     In addition to the 12,126,432 shares of Common Stock and Series B Preferred Stock which may be deemed to be beneficially owned by Weber through his one-third partner interest in Partners, Weber owns of record and beneficially 93,729 shares of Common Stock.

     In addition to the 12,126,432 shares of Common Stock and Series B Preferred Stock which may be deemed to be beneficially owned by Blaylock through his one-third partner interest in Partners, Blaylock owns of record and beneficially 5,834 shares of Common Stock.

     (b)  No change.

     (c) There have been no transactions by the reporting persons in the Common Stock or Series B Preferred Stock during the past 60 days except for the transfer of 1,000,000 shares as described in Item 3 and the conversion by International Tours of 4,904,000 shares of Series B Preferred Stock into 4,904,000 shares of Common Stock effective April 24, 1998.

     (d)  No change.

     (e)  No change.

ITEM 6. CONTRACTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No change.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1   -  Joint Filing Agreement among the filing persons.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 1998                  INTERNATIONAL TOURS, INC.


                                    By:        /s/ Ronald D. Blaylock
                                            --------------------------------
                                            Ronald D. Blaylock, President

Dated: May 5, 1998                  IT FINANCIAL CORPORATION


                                    By:        /s/ Ronald D. Blaylock
                                            --------------------------------
                                            Ronald D. Blaylock, President

Dated: May 5, 1998                  HAWES PARTNERS

                                    By:        /s/ Ronald D. Blaylock
                                            --------------------------------
                                            Ronald D. Blaylock, General Partner


                                    By:        /s/ Edwin Hugh Hawes, II
                                            --------------------------------
                                            Edwin Hugh Hawes, II,
                                            General Partner

                                    By:        /s/ A. Keith Weber
                                            --------------------------------
                                            A. Keith Weber, General Partner


Dated: May 5, 1998                             /s/ Edwin Hugh Hawes, II
                                            --------------------------------
                                            EDWIN HUGH HAWES, II, Individually


Dated: May 5, 1998                            /s/ A. Keith Weber
                                            --------------------------------
                                            A. KEITH WEBER, Individually


Dated: May 5, 1998                             /s/ Ronald D. Blaylock
                                            --------------------------------
                                            RONALD D. BLAYLOCK, Individually

                                                                   PAGE 12 OF 12
                                   EXHIBIT 1

                            JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k), the undersigned hereby execute this Joint Filing Agreement with respect to filing of a Schedule 13D (Amendment No. 1) with respect to North American Gaming and Entertainment Corporation, and declare that such statement is filed on behalf of each of the undersigned.

Dated: May 5, 1998                  INTERNATIONAL TOURS, INC.

                                    By:        /s/ Ronald D. Blaylock
                                            --------------------------------
                                            Ronald D. Blaylock, President

Dated: May 5, 1998                  IT FINANCIAL CORPORATION

                                    By:        /s/ Ronald D. Blaylock
                                            --------------------------------
                                            Ronald D. Blaylock, President

Dated: May 5, 1998                  HAWES PARTNERS


                                    By:        /s/ Ronald D. Blaylock
                                            --------------------------------
                                            Ronald D. Blaylock, General Partner

                                    By:        /s/ Edwin Hugh Hawes, II
                                            --------------------------------
                                            Edwin Hugh Hawes, II,
                                            General Partner

                                    By:        /s/ A. Keith Weber
                                            --------------------------------
                                            A. Keith Weber, General Partner


Dated: May 5, 1998                             /s/ Edwin Hugh Hawes, II
                                            --------------------------------
                                            EDWIN HUGH HAWES, II, Individually


Dated: May 5, 1998                             /s/ A. Keith Weber
                                            --------------------------------
                                            A. KEITH WEBER, Individually


Dated: May 5, 1998                             /s/ Ronald D. Blaylock
                                            --------------------------------
                                            RONALD D. BLAYLOCK, Individually